Putnam Investments
One Post Office Square
Boston, MA 02109
November 23, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Alberto Zapata

Re: Comments on Post-Effective Amendment No. 18 to the Registration Statement on Form
N-1A (File No. 811-21598), filed with the Securities and Exchange Commission (the
“Commission”) on September 14, 2015 (the “Amendment”), of Putnam RetirementReady Funds
(the “Trust”), relating to each series of the Trust (each a “Fund”), including the new Putnam
RetirementReady 2060 Fund series

Dear Mr. Zapata:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Commission (the “Commission Staff”) on October 22, 2015 regarding the Amendment. Capitalized terms used herein that are not otherwise defined shall have the meanings specified in the Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Trust.

1. Comment: Please confirm that there are no ticker/quotron symbols for Class B, C, M and R shares of the Funds.

Response: These share classes of the Funds do not have ticker/quotron symbols.

2. Comment: In the allocation table included in the “Investments” sub-section of the “ Fund summaries” section of the prospectus, please display more prominently the Funds’ “Equity” and “Fixed Income” allocations.

Response: We will revise the Funds’ prospectus by displaying the “Equity” and “Fixed Income” row headings in bold format and more prominently distinguishing those rows from the other rows in the table.

3. Comment: Please revise the “Risks” sub-section of the “Fund summaries” section of the prospectus to present the Funds’ risks in a manner consistent with the Commission Staff’s “plain English” principles. In particular, please consider separating the descriptions of risks into additional paragraphs to aid the reader’s understanding.

Response: We have revised the disclosure in the “Risks” sub-section by inserting several additional paragraph breaks. We respectfully submit that the actual descriptions of the Funds’ risks comply with the Commission Staff’s “plain English” principles, and have not otherwise revised the text of the “Risks” sub-section (except as described in the response to comment 4 below).

4. Comment: Please confirm that the principal risks of the “underlying funds” are disclosed in the “Risks” sub-section of the “Fund summaries” section of the prospectus

Response: We hereby confirm that the underlying funds’ principal risks are disclosed in the “Risks” sub-section. We have revised the disclosure by indentation to make clear which risks pertain to the underlying funds.

5. Comment: Please disclose the month, as well as the year, in which each portfolio manager of each Fund became a portfolio manager.

Response: We believe that the Funds’ current disclosure, which states the year in which each portfolio manager became a portfolio manager of each Fund, is consistent with the requirement of Item 5(b) of Form N-1A to state the “length of service” of each portfolio manager.

The Trust, with respect to the Amendment, further acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the Amendment; (ii) Commission Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Consistent with the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Funds.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

/s/ James F. Clark

James F. Clark

Associate General Counsel

Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP